SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2009	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: February 18, 2009	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Confirmation of Mailing dated February 13, 2009

2-1450 28 Street NE Calgary AB T2A 7W6 slmgm@slmmailing.com Tel: [403] 543-3222 x 220 Fax: [403] 543-3220
February 13, 2009
British Columbia Security Commission
Alberta Security Commission
Saskatchewan Security Commission
Manitoba Security Commission
Ontario Security Commission
Quebec Security Commission
New Brunswick Security Commission
Nova Scotia Security Commission
Prince Edward Island Security Commission
Newfoundland Security Commission
Alberta Stock Exchange
Toronto Stock Exchange
Dear Sirs:

Subject:	Agrium Inc.
We confirm that the following material was sent by pre-paid mail on February 12th, 2009 to the registered shareholders of the common shares of the subject corporation:
•	Third Quarter Report dated December 31, 2008
In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.
Yours truly,

Robin Schorn
General Manager
SLM Direct Marketing Ltd

SLM has your marketing solution